Exhibit 99.1

ATA Announces Results of Annual General Meeting of Shareholders

Beijing, China, September 12, 2019 — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a company focused on providing students with quality educational experiences and services in China and abroad, today announced that its 2019 Annual General Meeting of Shareholders (“AGM”) was held on Thursday, September 12, 2019. All of the proposals submitted to shareholders at the 2019 AGM were approved.

Specifically, shareholders approved:

1.    Re-election of Hope Ni and Alec Tsui to serve as class C directors of the Company.

2.    Re-election of Jun Zhang to serve as a class B director of the Company.

3.   Re-appointment of KPMG Huazhen LLP as the Company’s independent auditor for the fiscal year ending December 31, 2019.

4.   AS A SPECIAL RESOLUTION, change of the name of the Company to “ATA Creativity Global” and consequent amendment to relevant sections of the Third Amended and Restated Memorandum and Articles of Association of the Company.

About ATA Inc.

ATA is focused on providing quality educational experiences and services for students throughout China and abroad. ATA aims to offer online, on-campus, and other education programs through a network of global education partners. For more information, please visit ATA’s website at www.atai.net.cn.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Amy Tung, Chief Financial Officer	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Adam Prior, Senior Vice President 212-836-9606 aprior@equityny.com Katherine Yao, Senior Associate +86 10 6587 6435 kyao@equityny.com